Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPER HI INTERNATIONAL HOLDING LTD.

特海国际控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

CHANGE OF JOINT COMPANY SECRETARY, AUTHORIZED
REPRESENTATIVE AND CHIEF FINANCIAL OFFICER
AND

WAIVER FROM STRICT COMPLIANCE WITH
RULES 3.28 AND 8.17 OF THE LISTING RULES

CHANGE OF JOINT COMPANY SECRETARY, AUTHORIZED REPRESENTATIVE AND CHIEF FINANCIAL OFFICER

The board (the “Board”) of directors (the “Director(s)”) of SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”) hereby announces that Ms. Qu Cong (“Ms. Qu”) has tendered her resignation as a joint company secretary (the “Joint Company Secretary”), an authorized representative (the “Authorized Representative”) under Rule 3.05 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and Chief Financial Officer (the “Chief Financial Officer”) of the Company with effect from September 2, 2026. Ms. Qu will join Haidilao International Holding Ltd. (“Haidilao International”, stock code: 6862), a company listed on the Stock Exchange and principally engaged in the operation of restaurants and related delivery business in the Greater China regions, participate in central support functions and related affairs.

Ms. Qu has confirmed that she has no disagreement with the Board, and there is no other matter relating to her resignation that needs to be brought to the attention of the shareholders of the Company or the Stock Exchange.

The Board further announces that Ms. Li Lu (“Ms. Li”) has been appointed as a Joint Company Secretary, the Authorized Representative and the Chief Financial Officer with effect from September 2, 2026. Ms. Li will act as the Joint Company Secretary of the Company together with Ms. Oh Sim Yee (“Ms. Oh”), the other Joint Company Secretary of the Company.

The biographical details of Ms. Li and Ms. Oh are set out as follows:

Ms. Li

Prior to the appointment as mentioned above, Ms. Li served as the Deputy Chief Financial Officer of the Company. She has over 13 years of experience in financial management and control.

Ms. Li rejoined Haidilao International Group in November 2021 as the financial manager of overseas business, where she was responsible for financial management and accounting for the non-Chinese Mainland region. From December 2019 to October 2021, Ms. Li served as the deputy general manager and finance director of Honghuotai Network Technology Co., Ltd. (紅火台網路科技有限公司), where she was responsible for financial management and corporate operations and management. From July 2018 to December 2019, she served as a financial analysis manager of Haihongda (Beijing) Catering Management Co., Ltd (海鴻達(北京)餐飲管理有限 公司). From April 2016 to April 2018, she worked as a financial analyst at Amazon (CHINA) Holding Company Limited (亞馬遜(中國)投資有限公司), where she was principally responsible for financial operations and forecasting analysis. From August 2013 to April 2016, she worked at Mars Foods (China) Co., Ltd. (瑪氏食品(中國)有限公司), with her last position being a concur functional expert, where she was principally responsible for accounting and participating in the construction of the business process system.

Ms. Li obtained the Master of Accounting from Macquarie University in Australia in 2013.

Ms. Oh

Ms. Oh is a manager of SWCS Corporate Services Group (Hong Kong) Limited and has over 13 years of experiences in the corporate secretarial field. She has been an associate member of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom since 2017. In addition, she holds a Bachelor of Business Degree in Accounting from the Victoria University, Australia.

WAIVER FROM STRICT COMPLIANCE WITH RULES 3.28 AND 8.17 OF THE LISTING RULES

Pursuant to Rule 8.17 of the Listing Rules, the issuer must appoint a company secretary who meets the requirements under Rule 3.28 of the Listing Rules. Rule 3.28 of the Listing Rules provides that an issuer must appoint as its company secretary an individual who, by virtue of his/her academic or professional qualifications or relevant experience, is, in the opinion of the Stock Exchange, capable of discharging the functions of a company secretary.

Ms. Li currently does not possess the academic or professional qualifications of a company secretary as required under Rule 3.28 of Listing Rules. However, the Company considers that Ms. Li is capable of discharging the functions of a Joint Company Secretary by virtue of her knowledge and experience and it is beneficial to the Group as a whole to appoint Ms. Li as a Joint Company Secretary. Therefore, the Company has applied for, and the Stock Exchange has granted a waiver (the “Waiver”) to the Company from strict compliance with the requirements under Rules 3.28 and 8.17 of the Listing Rules for a period of three years from the date of appointment of Ms. Li as a Joint Company Secretary (the “Waiver Period”) on the conditions that:

(i)	Ms. Li must be assisted by Ms. Oh, the other Joint Company Secretary, during the Waiver Period; and

(ii)	the Waiver could be revoked if there are material breaches of the Listing Rules by the Company.

Before the end of the Waiver Period, the Company must demonstrate and seek the confirmation from the Stock Exchange that Ms. Li, having had the benefit of Ms. Oh’s assistance during the Waiver Period, has attained the relevant experience and is capable of discharging the functions of company secretary under Rule 3.28 of the Listing Rules, such that a further waiver will not be necessary.

The Board would like to take this opportunity to express its gratitude to Ms. Qu for her contribution to the Company during her tenure of service and welcome Ms. Li on her new appointments.

By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
Ms. SHU Ping
Chairperson

Singapore, September 2, 2026

As of the date of this announcement, the Board comprises Ms. SHU Ping as the chairperson and non-executive Director; Mr. LI Yu, Mr. YOON Daejin and Ms. JIANG Bingyu as executive Directors; and Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent as independent non-executive Directors.

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